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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                              Gandalf Technologies Inc.
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   364717108
________________________________________________________________________________
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP No. 364717108
___________________________________________________________________________________
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 Iles & Isherwood Inc.
___________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                     (a)    [ ]
                                                                     (b)    [ ]
___________________________________________________________________________________
         (3)     SEC Use Only
___________________________________________________________________________________
         (4)     Citizenship or Place of Organization
                 Canada
___________________________________________________________________________________
 Number of       (5)      Sole Voting Power
Shares Bene-                                       3,590,400 Common Shares
 ficially        ___________________________________________________________________
 Owned by
 Each Report-    (6)      Shared Voting Power       none
 ing Person
    With         ___________________________________________________________________

                  (7)      Sole Dispositive Power    3,590,400 Common Shares
                 ___________________________________________________________________

                  (8)      Shared Dispositive Power      none

___________________________________________________________________________________
        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                          3,590,400 Common Shares
___________________________________________________________________________________
        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares                                               [ ]
___________________________________________________________________________________
        (11)    Percent of Class Represented by Amount in Row (9)
                           12.79%
___________________________________________________________________________________
        (12)    Type of Reporting Person

                     CO
___________________________________________________________________________________





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
Item 1(a)                 NAME OF ISSUER:

                          Gandalf Technologies Inc.

Item 1(b)                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          130 Colonnade Road South
                          Nepean, Ontario K2E 7M4
                          Canada

Item 2(a)                 NAME OF PERSON FILING:

                          Iles & Isherwood Inc.

Item 2(b)                 ADDRESS OF PRINCIPAL OFFICE:

                          Suite 1305
                          150 King Street West
                          Toronto, Ontario M5H IJ9
                          Canada

Item 2(c)                 CITIZENSHIP:

                          Organized under the laws of Canada

Item 2(d)                 TITLE OF CLASS OF SECURITIES:

                          Common Stock, no par value

Item 2(e)                 CUSIP NUMBER: 364717108

Item 3                    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                          13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)     ( )      Broker or Dealer registered under Section 15 of the Act.
         (b)     ( )      Bank as defined in Section 3(a)(6) of the Act.
         (c)     ( )      Insurance Company as defined in Section 3(a)(19) of the Act.
         (d)     ( )      Investment Company registered under Section 8 of the Investment Company Act.
         (e)     ( )      Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)     ( )      Employee Benefit Plan, Pension Fund which is subject
                          to provisions of Employee Retirement Income Security
                          Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)     ( )      Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
         (h)     ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).





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
Item 4                    OWNERSHIP:

         (a)              Amount Beneficially Owned:  3,590,400 Common Shares
         (b)              Percent of Class:  12.79%
         (c)              Number of shares as to which such person has:

                          (i)     sole power to vote or to direct the vote: 3,590,400 Common Shares

                          (ii)    shared power to vote:  none

                          (iii)   sole power to dispose or direct the disposition of:  3,590,400 Common Shares

                          (iv)    shared power to dispose or direct the disposition of:  none

                          See also the response to Item 6, which information is incorporated by reference in this Item 4.

Item 5                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                          Not applicable.

Item 6                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                          The registered holder of the securities covered by this report is Technology Investors I Limited
                          Partnership, a limited partnership (the "Customer") whose general partner is a wholly-owned subsidiary of the reporting person. The reporting person acts as the investment manager of the Customer, and the Customer has the right to receive any dividends on or proceeds from the sale of such securities.

Item 7                    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH
                          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                          COMPANY.

                          Not applicable.

Item 8                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                          Not applicable.

Item 9                    NOTICE OF DISSOLUTION OF GROUP.

                          Not applicable.



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Item 10                   CERTIFICATION.

                          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 10, 1994



/s/ MICHAEL H. ILES
____________________________
Michael H. Iles
President
Iles & Isherwood Inc.